December 13, 2024

Aristides Pittas
Chief Executive Officer
Euroholdings Ltd.
4, Messogiou & Evropis Street
Maroussi, 15124
Greece

        Re: Euroholdings Ltd.
            Amendment No. 1 to Draft Registration Statement on Form 20-F Submitted November 29, 2024
            CIK No. 0002032779
Dear Aristides Pittas:

     We have reviewed your amended draft registration statement and have the following comments.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 1 to Draft Registration Statement on Form 20-F
Preferred Stock Purchase Rights, page 92

1. We note your disclosure that you entered into a Stockholders Rights Agreement with
        American Stock Transfer and Trust Company, LLC, pursuant to which you will
        declare a dividend payable of one preferred stock purchase right for each share of common stock outstanding "immediately following the consummation of
Diana
        Shipping   s distribution of our common shares." Please clarify Diana
Shipping's role in
        the Spin-Off and/or this agreement, as this entity is not otherwise referenced in this registration statement.
 December 13, 2024
Page 2

Index to unaudited interim condensed combined carve-out financial statements Notes to the unaudited interim condensed combined carve-out financial statements
Note 4. Vessels, Net, page F-8

2. We note that your vessels, net balance was $6,080,200 as of June 30, 2024 and that you reported $16,019 and $795,940 of depreciation expense for the six months ended
       June 30, 2024 and 2023, respectively. You disclose the significant decline in vessel depreciation was due to the fact that the last of the three vessels was fully depreciated in the six-month period ended June 30, 2024. Please clarify the nature of the amounts included in the remaining balance of "vessels, net" and the applicable depreciation policy for each of these components. For example, if amounts relate to vessel improvements, disclose the useful life you have applied and the basis for your determination. Please also provide us with your calculation for depreciation expense recorded for the six months ended June 30, 2024. Lastly, please revise the title of the
       last line item in the table to state    June 30, 2024.
        Please contact Myra Moosariparambil at 202-551-3796 or Craig Arakawa at 202-551-
3650 if you have questions regarding comments on the financial statements and related matters. Please contact Claudia Rios at 202-551-8770 or Irene Barberena-Meissner at 202-
551-6548 with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Energy &
Transportation
cc:   Anthony Tu-Sekine, Esq.